VOYANT INTERNATIONAL CORPORATION

444 Castro Street, Suite 318

Mountain View, CA 94041

July 22, 2009

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:

Voyant International Corporation

Withdrawal of Registration Statement on Form S-1

SEC File No.: 333-159138

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Act”), Voyant International Corporation (the “Company”) hereby requests that the Commission consent to the withdrawal of the Company’s registration statement on Form S-1, filed on May 11, 2009 (File no. 333-159138), together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company is requesting the withdrawal of the Registration Statement because the private placement of the equity line, under which shares were issued, which shares were being registered on the Registration Statement, was not completed prior to the filing of the Registration Statement as the equity line agreement was amended on June 15, 2009.  No securities were sold in connection with the Registration Statement.  The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

It is the Company’s understanding that this application for withdrawal of the Registration will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company also requests in accordance with Rule 457(p) of the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company will respond to applicable questions from the Commission’s outstanding comment letter dated July 8, 2009 on the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008 and a new registration statement on Form S-1.

If you have any questions, please do not hesitate to contact our legal counsel, Peter Hogan of Richardson & Patel LLP at (310) 208-1182.

Very truly yours,

Voyant International Corporation

/s/ Dana R. Waldman
By: Dana R. Waldman
Its: Chief Executive Officer